Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



Leuven, 23 October 2003

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,





pp. Catherine Noirfalisse
Senior Vice President Legal



Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Bartenders of 20 countries show their pouring skills at 7th edition of the Stella Artois® World Draught Master Competition

Brussels, 23 October 2003

To highlight one year's hard work in training bartenders all over the world, Interbrew, *The World's Local Brewer©*, brought together a selection of the best of them for a final contest, which took place on October 23rd, 2003 at Hotel Le Plaza in Brussels, the capital of the beer loving community. Originated in 1997, the Stella Artois® World Draught Master 2003 has been attributed to Kerrie-Ann Watts – Australia (1st place winner), Saleh Setiawan - Dubai (2nd runner-up) and Kevin Barbry - France (3rd runner-up). Bartenders from 20 countries competed in the final.

The Stella Artois® Draught Master 2003 puts in competition the best bartenders from the 5 continents, rating their tapping skills, bottle-pouring skills and table-serving protocol. Every step of the perfect pour is carefully scrutinised and scored by a team of expert judges from 6 countries. The winner receives a free trip to the destination of his/her choice anywhere in the world. Two runners-up each receive a free trip to anywhere in Europe.

Stella Artois®, one of the powerhouse brands in Interbrew's international portfolio, is promoting the richness of the Belgian beer culture all over the world and leads since 1997 the way with a world contest for the beer-pouring ritual. With this contest, Interbrew underlines its commitment to quality, not only of the product itself, but also with respect to the way it is served and presented to the consumer.

The participants to this year's edition came from: Australia, Belgium, Bulgaria, Canada, Cyprus, Czech Republic, Dubai, France, Greece, Hong Kong, Hungary, Israel, New Zealand, Romania, Russia, Singapore, Spain, The Netherlands, Ukraine and the USA.

Stella Artois® is the best selling Belgian beer in the world and the 6th international lager, exported or brewed under license in over 80 countries. It is the second fastest growing brand in the brewing industry, growing at a double digit growth rate since more than 5 years.

In view of the international premium positioning of Stella Artois®, it made absolute sense to choose in 2002 a territory such as "film" as the overall international sponsoring theme for the coming years. Since then, Stella Artois® has been one of the official partners of the Film Festival of Cannes; it is the main partner of Sofia film festival, Zagreb film festival and Sarajevo film festival. It is also the partner of the Sundance film festival in the United States. In the meantime, Stella Artois® continues to create proximity with the consumers by setting up local film related activities such as the Outdoor Screen Roadshow. The Stella Artois® Screen is the global sponsorship platform of Stella Artois®. Last year, it has turned out to be a success story with a huge triumph in main Central European markets, reaching more than 100.000 consumers.

On-line since September 2001, Stella Artois Screen.com (www.stellaartoisscreen.com) has recently been re-launched to maximize visibility for Stella Artois® activities worldwide. You can find on-line primary focus on the brand, providing news about Stella Artois® Screen activities around the world, a dedicated brand pillar: history, serving tips and pouring ritual, recipes, and much more other interesting information.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com